UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Chartered Securities (North America) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Nielsen 201-706-5643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12012171

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Peter Nielsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Chartered Securities (North America) Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

DONNA R. BUSH
Notary Public, State of New York
No. 01BU6018634
Qualified in Suffolk County
Commission Expires January 11, 20 15

Notary Public

Signature

Director of Financial Operations
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Standard Chartered Securities (North America) Inc.

Statement of Financial Condition
December 31, 2011

MAZARS

WeiserMazars

Independent Auditors' Report

To the Stockholder
Standard Chartered Securities (North America) Inc.

We have audited the accompanying statement of financial condition of Standard Chartered Securities (North America) Inc. (the "Company") as of December 31, 2011 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Standard Chartered Securities (North America) Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 22, 2012

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

Standard Chartered Securities (North America) Inc.
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 26,323,453
Due from clearing broker	4,764
Accounts receivable	376,073
Due from related parties	2,176,367
Deposit with clearing broker	100,000
Other assets	5,650
Total assets	$ 28,986,307
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 91,571
Due to related parties	3,370,494
Income taxes payable	2,550,020
Total liabilities	6,012,085
Stockholder's equity	
Common stock, $0.01 par value, 1,500 shares authorized, 1,000 shares issued and outstanding	10
Paid-in capital	1,277,180
Retained earnings	21,697,032
Total stockholder's equity	22,974,222
Total liabilities and stockholder's equity	$ 28,986,307

The accompanying notes are integral part of this financial statement.

1. Organization and Nature of Business

Standard Chartered Securities (North America) Inc. (the "Company"), a subsidiary of Standard Chartered Bank (the "Parent") of the United Kingdom, is a Delaware corporation and an agency broker registered with the U.S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority. The Company was incorporated on August 12, 2008.

The Company was formed upon receiving substantially all the assets, liabilities and operations of SCB Securities Limited, a UK company, and simultaneously acquiring and merging its operations into a U.S. based broker-dealer.

The Company focuses primarily on sales of Asia, Africa and the Middle East debt and equity products to U.S. investors.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States.

Accounts Receivable
The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2011 are considered collectible and no allowance for doubtful accounts has been provided.

Revenue and Expense Recognition from Securities Transactions
Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

Advisory Fee and Research Income
Advisory fees consist of retainer fees which are recognized monthly over the term of the agreement and success fees are recognized upon completion of a deal. Income from research activities is recognized when the service is delivered.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the date of the purchase to be cash equivalents.

The Company maintains its cash balances in various financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

3. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customers' accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company clears its customer transactions through the broker-dealer on a fully-disclosed basis. The fully-disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $100,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully-disclosed correspondent/clearing agreement.

4. Related Party Transaction

The Company receives commission income and brokerage and transfer pricing fees from affiliated companies. The receivable due from commission income earned from subsidiaries of the Parent are approximately $2,176,000 as of December 31, 2011. Approximately $3,229,000 is due to these related parties for brokerage and transfer pricing fees as of December 31, 2011.

The Company has an expense sharing agreement with subsidiaries of the Parent. Under the agreement, the related companies provide the Company with office facilities and other general and administrative support in exchange for monthly fees. The monthly fees are based on an allocation of the related companies' expenses.

The Company has a license agreement (the "License Agreement") with a subsidiary of the Parent (the "Licensor") to use the Standard Chartered brand. Royalty fees are calculated based on 0.59% of "Total Operating Income", as defined in Schedule 1 of the license agreement, until November 28, 2015. As of December 31, 2011, approximately $101,000 of royalty fees are payable to the Licensor and is included in due to related parties in the accompanying statement of financial condition.

At December 31, 2011, $41,000 was due to a subsidiary of the Parent for other operating expenses paid on behalf of the Company.

The Company maintains a cash account with an affiliated bank. At December 31, 2011, the balance in the account was approximately $2,525,000.

5. Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2011, the Company's net capital under the Rule was $19,092,071, which exceeded the minimum requirements of $250,000 by $18,842,071.

6. Income Taxes

The Company adopted the general accounting principle regarding uncertain tax positions. Management believed that the Company does not have any uncertain tax positions as of December 31, 2011. At December 31, 2011, the Company's income tax returns for the years 2008, 2009 and 2010 are subject to examination by the tax authorities.

7. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

8. Subsequent Events

The Company has evaluated subsequent events through February 22, 2012, the date the financial statements were available for issuance.